SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
                        (Fourth Amendment)
                         ------------------

            Under the Securities Exchange Act of 1934


                      LIBERTY BANCORP, INC.
                         (Name of Issuer)


              Common Stock, par value $.01 per share
                  (Title of Class of Securities)


                            530175108
                          (CUSIP Number)


                         FREDERIC DORWART
                          Old City Hall
                      124 East Fourth Street
                       Tulsa, OK 74103-5010
                          (918) 583-9922
                    (918) 583-8251 (Facsimile)
              _____________________________________
               (Name, Address and Telephone Number
                 of Person Authorized to Receive
                   Notices and Communications)


                        September 13, 1996
              _____________________________________
              (Date of Event Which Required Filing)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or
     (4), check this box [  ].


     Check the following box if a fee is being paid with this statement
          [ ].
CUSIP No. 530175108



(1)  Name of Reporting Person S.S.           BOK Financial Corporation
     or I.R.S. Identification No.
     of Above Person

(2)  Check the Appropriate Box               (a)  [ ]
     if a Member of a Group                  (b)  [X]
     (See instructions)

(3)  SEC Use Only

(4)  Source of Funds (See instructions)      BK

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place                    Oklahoma Corporation
     of Organization

     Number of Shares Beneficially
     Owned by Each Reporting
     Person With:

     (7)  Sole Voting Power             464,205

     (8)  Shared Voting Power           None

     (9)  Sole Dispositive Power             464,205

     (10) Shared Dispositive Power      None

(11) Aggregate Amount Beneficially                464,205
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount in        [  ]
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by              4.9%
     Amount in Row (11)

(14) Type of Reporting Person           CO
     (See instructions)

                           SCHEDULE 13D

           Filed In Connection with Transactions in the
                 Shares of Liberty Bancorp, Inc.


Item 1.   Security and Issuer.

     This schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of Liberty Bancorp, Inc., an Oklahoma corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 100 North Broadway, Oklahoma City, Oklahoma.


Item 2.   IDENTITY AND BACKGROUND.

     (1) GENERAL. This statement is filed on behalf of BOK Financial Corporation, James A. Robinson and L. Francis Rooney, III.
          BOK Financial Corporation ("BOKF"). BOKF owns all of the issued and outstanding capital stock of Bank of Oklahoma, National Association ("BOK") and Citizens Bank of Northwest Arkansas. George B. Kaiser ("Kaiser") owns approximately 76% of the issued and outstanding common stock of BOKF. The common stock of BOKF is listed for trading on NASDAQ under the trading symbol "BOKF".

     (2) BOKF. BOKF is an Oklahoma corporation. BOKF is a bank holding company under the Bank Holding Act of 1965. The address of the principal business and principal office of BOKF is:

                   Bank of Oklahoma Tower
                   P.O. Box 2300
                   Tulsa, Oklahoma 74192

         With respect to paragraphs (d) and (e) of this Item 2, none.

    (3) The executive officers, directors, and each person who may be deemed to be controlling BOKF are as follows:

    (4)  (a)  George B. Kaiser (Director of BOKF and BOK)

         (b)  P.O. Box 2300
              Tulsa, OK  74192

         (c) Chairman of the Board of Directors and Chief Executive Officer BOK FINANCIAL CORPORATION and
                BANK OF OKLAHOMA, N.A.
              P.O. Box 2300
              Tulsa, OK  74192

              Sole Director, Chief Executive Officer and Principal Owner of GBK Corporation (holding company of Kaiser-Francis Oil Company and related entities) (oil and gas exploration, production, marketing, acquisition and disposition)

              KAISER-FRANCIS OIL COMPANY
              P.O. Box 21468
              Tulsa, OK  74121-1468

         (d)  No

         (e)  No

         (f)  United States of America

    (5)  (a)  W. Wayne Allen (Director of BOKF and BOK)

         (b)  18 Phillips Building
              Bartlesville, OK 74004

         (c)  President and Chief Executive Officer
              PHILLIPS PETROLEUM CO.
              18 Phillips Building
              Bartlesville, OK 74004

         (d)  No

         (e)  No

         (f)  United States of America

    (6)  (a)  Keith E. Bailey (Director of BOKF and BOK)

         (b)  P.O. Box 2400
              One Williams Center - 49th Floor
              Tulsa, OK  74102

         (c)  Chairman of the Board and Chief Executive Officer
              THE WILLIAMS COMPANIES, INC.
              (diversified company primarily engaged in pipeline and telecommunications activities)
              P.O. Box 2400
              One Williams Center - 49th Floor
              Tulsa, OK  74102

         (d)  No

         (e)  No

         (f)  United States of America

    (7)  (a)  James E. Barnes (Director of BOKF)

         (b)  1800 South Baltimore Avenue
              P.O. Box 645
              Tulsa, OK  74101-0645

         (c)  Chairman of the Board and Chief Executive Officer
              MAPCO, INC.
              (diversified energy company with primary operations in pipelines, petroleum products, natural gas liquids, coal and liquid plant foods)
              1800 South Baltimore Avenue
              P.O. Box 645
              Tulsa, OK  74101-0645

         (d)  No

         (e)  No

         (f)  United States of America

    (8)  (a)  Sharon J. Bell (Director of BOKF)

         (b)  P. O. Box 3209
              320 South Boston, Suite 801
              Tulsa, Oklahoma 74103

         (c)  Attorney and Managing Partner
              ROGERS AND BELL
              P. O. Box 3209
              320 South Boston, Suite 801
              Tulsa, Oklahoma 74103

         (d)  No

         (e)  No

         (f)  United States of America

    (9)  (a)  Larry W. Brummett (Director of BOKF and BOK)

         (b)  100 West Fifth Street
              Tulsa, OK 74103

         (c) Chairman of the Board, President and Chief Executive Officer ONEOK, Inc.
              100 West Fifth Street
              Tulsa, OK 74103

         (d)  No

         (e)  No

         (f)  United States of America

    (10) (a)  Glenn A. Cox (Director of BOKF and BOK)

         (b)  401 SE Dewey, Suite 318
              Bartlesville, OK  74003

         (c)  Retired President and COO
              PHILLIPS PETROLEUM COMPANY
              (diversified company primarily engaged in oil and gas exploration, production, refining and marketing and pipeline system operations domestically and internationally)
              401 SE Dewey, Suite 318
              Bartlesville, OK  74003

         (d)  No

         (e)  No

         (f)  United States of America

    (11) (a)  Ralph S. Cunningham (Director of BOKF and BOK)

         (b)  P.O. Box 3758
              Tulsa, OK 74102-3758

         (c)  President and CEO
              Citgo Petroleum Corporation
              P.O. Box 3758
              Tulsa, OK 74102-3758

         (d)  No

         (e)  No

         (f)  United States of America

    (12) (a)  Nancy F. Davies (Director of BOKF and BOK)

         (b)  2802 Meadowlark Lane
              Enid, OK 73703

         (c)  Community Leader
              2802 Meadowlark Lane
              Enid, OK 73703

         (d)  No

         (e)  No

         (f)  United States of America

    (13) (a)  Dr. Robert H. Donaldson (Director of BOKF and BOK)

         (b)  600 South College
              Tulsa, OK 74104

         (c)  President
              THE UNIVERSITY OF TULSA
              600 South College
              Tulsa, OK 74104

         (d)  No

         (e)  No

         (f)  United States of America

    (14) (a)  William E. Durrett (Director of BOKF)

         (b)  P.O. Box 25523
              Oklahoma City, OK 73125

         (c)  Chairman, President and CEO
              AMERICAN FIDELITY CORP.
              (insurance holding company)
              P.O. Box 25523
              Oklahoma City, OK 73125

         (d)  No

         (e)  No

         (f)  United States of America

    (15) (a)  Mark W. Funke

         (b)  P.O. Box 24128
              Oklahoma City, OK 73124

         (c)  Executive Vice President
              BANK OF OKLAHOMA, N.A.
              P.O. Box 24128
              Oklahoma City, OK 73124

         (d)  No

         (e)  No

         (f)  United States of America

    (16) (a)  James O. Goodwin (Director of BOKF and BOK)

         (b)  P. O. Box 3267
              624 East Archer
              Tulsa, Oklahoma 74101

         (c)  Chief Executive Officer, The Oklahoma Eagle Publishing Co.
              P. O. Box 3267
              624 East Archer
              Tulsa, Oklahoma 74101

         (d)  No

         (e)  No

         (f)  United States of America

    (17) (a)  D. Joseph Graham (Director of BOK)

         (b)  P.O. Box 21468
              (6733 S. Yale - 74136)
              Tulsa, OK 74121-1468

         (c)  Vice President and CFO
              KAISER-FRANCIS OIL COMPANY
              P.O. Box 21468
              (6733 S. Yale - 74136)
              Tulsa, OK 74121-1468

         (d)  No

         (e)  No

         (f)  United States of America

    (18) (a)  V. Burns Hargis (Director of BOKF and BOK)

         (b)  Two Leadership Square, Tenth Floor
              Oklahoma City, OK 73102

         (c)  Attorney and of Counsel to
              Law Firm of McAfee & Taft
              Two Leadership Square, Tenth Floor
              Oklahoma City, OK 73102

         (d)  No

         (e)  No

         (f)  United States of America

    (19) (a)  Eugene A. Harris (Director of BOK)

         (b)  P.O. Box 2300
              Tulsa, OK  74192

         (c)  Executive Vice President
              BANK OF OKLAHOMA, N.A.
              P.O. Box 2300
              Tulsa, OK  74192

         (d)  No

         (e)  No

         (f)  United States of America

    (20) (a)  H. James Holloman

         (b)  P.O. Box 2300
              Tulsa, OK 74192

         (c)  President
              BANCOKLAHOMA TRUST COMPANY
              P.O. Box 2300
              Tulsa, OK 74192

         (d)  No

         (e)  No

         (f)  United States of America

    (21) (a)  Thomas J. Hughes, III (Director of BOKF and BOK)

         (b)  P.O. Box 2220 (9810 East 42nd St.)
              Tulsa, OK  74101

         (c)  President and Chief Executive Officer
              HUGHES LUMBER CO.
              P.O. Box 2220 (9810 East 42nd St.)
              Tulsa, OK  74101

         (d)  No

         (e)  No

         (f)  United States of America

    (22) (a)  E.C. Joullian, IV (Director of BOKF and BOK)

         (b)  2000 Classen Center - 800 East
              Oklahoma City, OK 73106

         (c)  President
              Mustang Fuel Corporation
              2000 Classen Center - 800 East
              Oklahoma City, OK 73106

         (d)  No

         (e)  No

         (f)  United States of America

    (23) (a)  Robert J. LaFortune (Director of BOKF)

         (b)  2104 Philtower Building
              427 South Boston
              Tulsa, Oklahoma 74103

         (c)  Investments
              2104 Philtower Building
              427 South Boston
              Tulsa, Oklahoma 74103

         (d)  No

         (e)  No

         (f)  United States of America

    (24) (a)  David L. Laughlin

         (b)  7060 S. Yale - #200
              Tulsa, OK 74136

         (c)  President
              BancOklahoma Mortgage Corp.
              7060 S. Yale - #200
              Tulsa, Oklahoma 74136

         (d)  No

         (e)  No

         (f)  United States of America

    (25) (a)  Philip C. Lauinger, Jr. (Director of BOKF)

         (b)  320 S. Boston, Suite 1130
              Tulsa, OK 74103

         (c)  President and Chief Executive Officer
              LAUINGER PUBLISHING COMPANY
              320 S. Boston, Suite 1130
              Tulsa, OK 74103

         (d)  No

         (e)  No

         (f)  United States of America

    (26) (a)  David R. Lopez (Director of BOKF and BOK)

         (b)  800 North Harvey
              Oklahoma City, OK 73102

         (c)  President - Oklahoma
              Southwestern Bell Telephone
              800 North Harvey
              Oklahoma City, OK 73102

         (d)  No

         (e)  No

         (f)  United States of America

    (27) (a)  Stanley A. Lybarger (Director of BOKF and BOK)

         (b)  P.O. Box 2300
              Tulsa, OK  74192

         (c)  President and COO
              BOK FINANCIAL CORPORATION and
                BANK OF OKLAHOMA, N.A.
              P.O. Box 2300
              Tulsa, OK  74192

         (d)  No

         (e)  No

         (f)  United States of America

    (28) (a)  Frank A. McPherson (Director of BOKF and BOK)

         (b)  P.O. Box 25861
              Oklahoma City, OK 73125

         (c)  Chairman of the Board and CEO
              KERR-McGEE CORPORATION
              P.O. Box 25861
              Oklahoma City, OK 73125

         (d)  No

         (e)  No

         (f)  United States of America

    (29) (a)  John J. Maintz

         (b)  P.O. Box 2300
              Tulsa, OK  74192

         (c)  Senior Vice President
              BANK OF OKLAHOMA, N.A.
              P.O. Box 2300
              Tulsa, OK  74192

         (d)  No

         (e)  No

         (f)  United States of America

    (30) (a)  John C. Morrow

         (b)  P.O. Box 2300
              Tulsa, OK  74192

         (c)  Senior Vice President/Controller
              BANK OF OKLAHOMA, N.A.
              P.O. Box 2300
              Tulsa, OK  74192

         (d)  No

         (e)  No

         (f)  United States of America

    (31) (a)  Robert L. Parker, Sr. (Director of BOKF)

         (b)  Eight East Third Street
              Tulsa, OK  74103

         (c)  Board Chairman
              PARKER DRILLING COMPANY
              Eight East Third Street
              Tulsa, OK  74103

         (d)  No

         (e)  No

         (f)  United States of America

    (32) (a)  James W. Pielsticker (Director of BOKF and BOK)

         (b)  4230 South Elwood
              Tulsa, OK 74107

         (c)  Arrow Trucking Company
              4230 South Elwood
              Tulsa, OK 74107

         (d)  No

         (e)  No

         (f)  United States of America

    (33) (a)  James A. Robinson (Director of BOKF)

         (b)  1924 S. Utica, Suite 1004
              Tulsa, OK  74104

         (c)  Investments
              1924 S. Utica, Suite 1004
              Tulsa, OK  74104

         (d)  No

         (e)  No

         (f)  United States of America

    (34) (a)  L. Francis Rooney, III (Director of BOKF and BOK)

         (b)  111 West Fifth Street
              Tulsa, OK 74103-4253

         (c)  Chairman of the Board and Chief Executive Officer
              Manhattan Construction Co.
              111 West Fifth Street
              Tulsa, OK 74103-4253

         (d)  No

         (e)  No

         (f)  United States of America

    (35) (a)  Norman W. Smith

         (b)  P.O. Box 2300
              Tulsa, OK  74192

         (c)  Executive Vice-President
              BANK OF OKLAHOMA, N.A.
              P.O. Box 2300
              Tulsa, OK  74192

         (d)  No

         (e)  No

         (f)  United States of America

    (36) (a)  Wayne D. Stone

         (b)  P.O. Box 24128
              Oklahoma City, OK  73124

         (c)  President-Oklahoma City
              BANK OF OKLAHOMA, N.A.
              P.O. Box 24128
              Oklahoma City, OK  73124

         (d)  No

         (e)  No

         (f)  United States of America

    (37) (a)  Gregory K. Symons

         (b)  P.O. Box 2300
              Tulsa, OK  74192

         (c)  Executive Vice President
              BANK OF OKLAHOMA, N.A.
              P.O. Box 2300
              Tulsa, OK  74192

         (d)  No

         (e)  No

         (f)  United States of America

    (38) (a)  James A. White (Director of BOK)

         (b)  P.O. Box 2300
              Tulsa, OK 74192

         (c) Executive Vice-President and Chief Financial Officer of BOKF and BOK
              BANK OF OKLAHOMA, N.A.
              P.O. Box 2300
              Tulsa, OK 74192

         (d)  No

         (e)  No

         (f)  United States of America

    (39) (a)  Charles D. Williamson

         (b)  P. O. Box 2300
              Tulsa, OK 74192

         (c)  Executive Vice-President
              BANK OF OKLAHOMA, N.A.
              P. O. Box 2300
              Tulsa, OK 74192

         (d)  No

         (e)  No

         (f)  United States of America

    (40) (a)  Robert L. Zemanek (Director of BOKF and BOK)

         (b)  212 East 6th Street
              Tulsa, OK 74119

         (c)  President and CEO
              Public Service Company of Oklahoma
              212 East 6th Street
              Tulsa, OK 74119

         (d)  No

         (e)  No

         (f)  United States of America

Item 3.  SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (1) BOKF: $14,300,648; borrowings from NationsBank of Texas, N.A. (Dallas, Texas).

Item 4.  PURPOSE OF TRANSACTIONS.

    BOKF has acquired its shares of Liberty Bancorp, Inc. ("Liberty") Common Stock primarily to hold for investment. BOKF may determine to acquire additional shares of Liberty or to sell all or part of its shareholdings. On September 13, 1995, the Board of Governors of the Federal Reserve System ("FED") approved the application of BOKF to acquire the 50,000 shares described in Item 6 and additional shares of Liberty in a total amount not to exceed 9.99% of Liberty's outstanding shares. The FED approval expired September 13, 1996. Under the Bank Holding Company Act of 1956 ("BHCA"), BOKF may not acquire 5% or more of the outstanding shares of Liberty Common Stock without FED approval. BOKF may or may not seek such approval. BOKF may or may not buy shares in addition to the shares reported in Item 5, as permitted by the BHCA. See Item 5. See Item 6.

    BOKF continuously reviews all aspects of its investments and businesses, including regional and national economic conditions generally and specifically in the banking industry. In particular, BOKF reviews the trends of banking consolidations, statewide, regionally and nationally. Representatives of BOKF and Liberty have visited from time to time concerning their respective views of the trends, advantages and disadvantages of consolidations in the banking industry generally, and with respect to BOKF and Liberty specifically. BOKF intends to continue such discussions. BOKF routinely considers the advantages, disadvantages, likelihood and practicality of further consolidations in the banking industry, both generally and with respect to itself and others, including Liberty.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (1) BOKF.
         (a) The aggregate number of shares of Liberty Bancorp, Inc. Common Stock outstanding is 9,473,352 shares. BOKF owns legally and beneficially 464,205 shares as of the date of this Fourth Amendment which comprises 4.3% of the outstanding shares.
         (b) BOKF has the sole power to vote 464,205 shares of Liberty Bancorp, Inc. Common Stock.
         (c) See Item 6. Since May 5, 1995, BOKF has effected the following transactions in Liberty Bancorp, Inc. Common Stock on the facilities of NASDAQ:

                   Date      Number of Shares    Price per
                   1995      Purchased(Sold)          Share
                   5/18       (10,000)      34.8750
                   5/18        (5,000)      34.5000
                   5/18        (4,000)      34.8800
                   5/18        (3,000)      34.7500
                   5/18        (3,000)      34.7500
                   5/19        (1,500)      34.4500
                   5/31        (5,000)      33.0000
                   6/01       (10,000)      33.0000
                   6/01        (5,000)      33.0000
                   6/08        (6,000)      33.0000
                   6/09        (2,500)      33.0000
                   6/14        (2,000)      32.7500
                   6/15       (10,000)      32.1250
                   6/19        (5,000)      32.0000
                   6/19        (4,000)      32.0000
                   6/21       (10,000)      32.2500
                   6/22        (4,000)      32.2500
                   6/22        (1,000)      32.2500
                   6/27        (5,000)      32.2500
                   6/30        (5,000)      32.7500
                   7/10       (10,000)      32.5000
                   7/10       (10,000)      32.5000
                   7/14        (5,000)      33.1250
                   7/21       (10,000)      34.8750
                   8/01        (2,500)      35.0000
                   8/03        (1,000)      35.0000
                   8/03        (1,000)      35.0000
                   8/04        (5,500)      35.0000
                   8/04        (2,500)      35.0000
                   8/07       (10,000)      34.8750
                   8/09        (7,500)      34.4375
                   8/11       (30,000)      34.6250
                   8/11       (20,000)      34.5000
                   8/11       (50,000)      34.9375
                   8/14       (25,000)      35.3125
                   8/14       (25,000)      35.2500
                   8/14       (10,000)      34.1250
                   8/14       (25,000)      35.5000
                   8/14        (5,000)      35.0000
                   8/14       (20,000)      35.1250
                   8/14        (3,000)      35.5000
                   9/22        50,000       31.9036
                   12/22             5,000       36.7500
                   1/12       100,000       36.8750
                   1/12        50,000       36.2500
                   1/16        68,000       36.1250
                   1/16        12,000       36.1250
                   1/17        65,000       36.0625
                   3/15         5,000       36.6750
                   3/15         5,000       36.6250
                   3/22         2,000       36.5000
                   3/25         5,000       36.6000
                   3/26         5,000       36.6000
                   4/11         2,000       36.8500
                   4/16         5,000       36.5000
                   4/16         5,000       36.7500
                   4/19         5,000       36.7500
                   4/26         1,000       36.7250
                   4/29         5,000       36.6250
                   5/8          5,000       36.7500
                   5/28         7,000       36.8750

    (2) Robert J. LaFortune.
         (a) Mr. LaFortune owns legally and beneficially 201 shares of Liberty Bancorp, Inc. Common Stock.
         (b) Mr. LaFortune has the sole power to vote 201 shares of Liberty Bancorp, Inc. Common Stock.
         (c)  None.

    (3) George B. Kaiser.
         (a)  None.
         (b)  None.
         (c) On April 28, 1995, Mr. Kaiser covered a 39,500 share short position at $30.31 per share in a market transaction.

    (4) Frank A. McPherson.
         (a) Mr. McPherson owns legally and beneficially 101 shares of Liberty Bancorp, Inc. Common Stock.
         (b) Mr. McPherson has the sole power to vote 101 shares of Liberty Bancorp, Inc. Common Stock.
         (c)  None.


Item 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

    On May 5, 1995 BOKF acquired 439,205 shares at $31.25 per share. The 439,205 shares acquired by BOKF were acquired in a direct placement from the seller who offered for sale a block of shares totaling 489,205 shares (comprising 5.16% of the outstanding shares of Common Stock of Liberty Bancorp, Inc.). L. Francis Rooney purchased 25,000 of the 489,205 shares offered by the seller. James A. Robinson purchased 25,000 of the 489,205 shares offered by the seller at $31.25 per share. Messrs. Robinson and Rooney are directors and shareholders of BOKF. See item 2 above. BOKF entered into separate agreements with each of Messrs. Robinson and Rooney pursuant to which, subject to approval of the Federal Reserve Board, BOKF would purchase the 25,000 shares acquired by each of them for a purchase price equal to their cost. In the event the Federal Reserve Board did not approve the acquisition of the shares by BOKF on or before December 31, 1995, the agreements would become null and void. Messrs. Robinson and Rooney borrowed the funds to effect their purchases from BOK in accordance with BOK's standard lending policies. On September 13, 1995, the Federal Reserve Board approved the BOKF application to acquire the 50,000 shares and additional shares of Liberty in a total amount not to exceed 9.99% of Liberty's outstanding shares. BOKF consummated the purchase of the 50,000 shares from Messrs. Robinson and Rooney on September 22, 1995. On April 26, 1995 BOKF acquired 4,500 shares in a market transaction at $30.3125 per share. The FED approval to acquire five percent or more of the shares of Liberty Common Stock expired on September 13, 1996 at which time BOKF owned 464,205, or 4.9%, of the shares of Liberty Common Stock. See Item 4.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)  Not applicable

    (b)  (i)  James A. Robinson Promissory Note dated May 5, 1995.

         (ii) L. Francis Rooney, III Promissory Note dated May 5, 1995.

         (iii) Credit Agreement between BOKF and NationsBank of Texas, N.A. dated May 5, 1995.

         (iv) Letter Agreement between BOKF and James A. Robinson dated May 3, 1995.

         (v) Letter Agreement between BOKF and L. Francis Rooney, III dated May 3, 1995.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BOK Financial Corporation
                                  by George B. Kaiser,
                                  Chairman of the Board of Directors


                                  Signed: /s/ George B. Kaiser
                                          --------------------